Exhibit 21.1

Subsidiaries of NewPage Holdings Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Chillicothe Paper Inc.	Delaware
Consolidated Water Power Company	Wisconsin
Escanaba Paper Company	Michigan
Luke Paper Company	Delaware
NewPage Consolidated Papers Inc.	Delaware
NewPage Corporation	Delaware
NewPage Energy Services LLC	Delaware
NewPage Investment Company LLC	Delaware
NewPage Wisconsin Systems Inc.	Wisconsin
Rumford GIPOP Inc.	Delaware
Rumford Paper Company	Delaware
Upland Resources, Inc.	West Virginia
Wickliffe Paper Company LLC	Delaware